Exhibit 99.3

29 November 2021

Mesoblast Limited (MSB)

Results of Annual General Meeting Held 29 November 2021

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report.

All resolutions were passed and decided by way of a poll.

Release authorized by the Chief Executive.

Yours faithfully

Niva Sivakumar
Company Secretary

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

MESOBLAST LIMITED ANNUAL GENERAL MEETING Monday, 29 November 2021	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
2	ADOPTION OF THE REMUNERATION REPORT	N	138,772,244 97.23%	3,024,992 2.12%	929,555 0.65%	1,039,889	140,571,367 97.75%	3,233,813 2.25%	1,063,889	Carried
3	ELECTION OF MR PHILIP J. FACCHINA AS A DIRECTOR	NA	208,954,608 98.63%	1,947,789 0.92%	956,987 0.45%	866,224	210,989,984 99.09%	1,947,789 0.91%	890,224	Carried
4A	RE-ELECTION OF MR MICHAEL SPOONER AS A DIRECTOR	NA	129,943,526 80.78%	29,964,151 18.63%	944,868 0.59%	51,873,062	131,694,503 81.32%	30,256,431 18.68%	51,877,062	Carried
4B	RE-ELECTION OF MR JOSEPH R. SWEDISH AS A DIRECTOR	NA	186,333,202 87.95%	24,577,446 11.60%	940,743 0.45%	874,217	188,083,487 88.32%	24,870,293 11.68%	874,217	Carried
4C	RE-ELECTION OF MS SHAWN CLINE TOMASELLO AS A DIRECTOR	NA	198,791,806 93.82%	12,006,064 5.67%	1,080,754 0.51%	846,984	200,682,102 94.23%	12,298,911 5.77%	846,984	Carried
5	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NEWLY-APPOINTED DIRECTOR, MR PHILIP J FACCHINA	NA	104,536,073 73.17%	37,416,804 26.19%	906,137 0.64%	907,666	106,262,748 73.82%	37,694,655 26.18%	911,666	Carried
6	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CHIEF EXECUTIVE, DR SILVIU ITESCU, IN CONNECTION WITH HIS REMUNERATION FOR THE 2021/2022 FINANCIAL YEAR	NA	119,319,136 83.68%	22,383,141 15.70%	885,303 0.62%	1,179,100	120,888,977 84.13%	22,800,992 15.87%	1,179,100	Carried
7	RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL PROVISIONS IN THE COMPANYS CONSTITUTION	NA	208,871,627 98.65%	1,942,148 0.92%	922,167 0.43%	989,665	210,787,183 99.05%	2,027,148 0.95%	1,013,665	Carried
8	RATIFICATION OF ISSUE OF SECURITIES TO EXISTING AND NEW INSTITUTIONAL INVESTORS	NA	192,643,698 91.07%	17,802,482 8.42%	1,083,996 0.51%	1,195,432	194,668,803 91.56%	17,939,762 8.44%	1,219,432	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 29/11/2021 12:18:55PM	This report was produced from the Link Market Services Meeting System	Page 1 of 1